

March 26, 2014

Via E-mail
Daniel J. Oh
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re: Renewable Energy Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 17, 2014**
> **File No. 333-193345**

Dear Mr. Oh:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K for the most recently completed fiscal year.

2. We note that you are registering 4,143,441 shares of common stock, and that this includes 347,441 shares of REG common stock that are reserved for issuance with respect to certain warrants of Syntroleum to be assumed by REG. Given that REG will no longer assume the outstanding warrant agreement from 2007, please advise whether this changes the number of shares REG is registering.

Prospectus Cover Page

3. The letter to the Syntroleum stockholders serves as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit the letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

Questions and Answers About the Asset Sale . . ., page 1

What is the value of the consideration to be received by Syntroleum in connection with the asset sale?, page 2

4. We note your revisions in response to comment three of our letter dated February 10, 2014. Please disclose the value of REG common stock that stockholders would receive for each share of Syntroleum common stock given the various market prices of REG common stock disclosed in the table. Please also disclose this information in the relevant risk factor on page 25.

Risk Factors, page 23

Risks Relating to Syntroleum's Business, page 54

Syntroleum is significantly dependent on significant customers . . ., page 55

5. We note that Syntroleum is providing technical services to Sasol USA pursuant to an agreement that terminated on March 1, 2014. Please disclose whether the agreement has been extended. If so, please advise whether Syntroleum has filed the extension in a Current Report on Form 8-K or as an exhibit to an Exchange Act report.

Proposal One—The Asset Sale Proposal, page 63

Background of the Asset Sale, page 63

6. We note your revisions in response to comment five of our letter dated February 10, 2014. However, we continue to believe that your disclosure should be revised so that it describes in sufficient detail why this transaction is being recommended to stockholders and identifies the material issues discussed and the positions taken by those involved in the meetings. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive.

7. Please explain up front the specifics of Syntroleum's 50% interest in the Dynamic Fuels joint venture with Tyson Foods, Inc. and the production facility in Geismar, Louisiana, including how it factored into Syntroleum's search for a potential acquisition or sale of its interest in Dynamic Fuels.

8. Please explain the specific "business relationship" that was the impetus for Syntroleum's first contact with REG in February 2012 and how the Bio-Synfining technology was expected to fit into REG's business. Please also explain why Syntroleum considered REG to be a "viable transaction partner" including what specific "strategic synergies" would arise from such a partnership.

9. Please disclose the "potential collaborations" discussed between Syntroleum and REG at the April 4, 2012 meeting.

10. We note the disclosure that at some point between May 8, 2012 and December 17, 2012, REG management determined that the "acquisition discussions" had become a viable and appealing option. Please explain when the discussions moved from a business relationship and potential partnership to discussions of a potential acquisition, and the reasons for such a shift. Please also explain whether Syntroleum provided information on net operating losses in May 2012 and due diligence materials in January 2013 based on requests made by REG to evaluate a potential acquisition.

11. Please disclose the "key attributes" of REG and Syntroleum that were discussed at the meetings on February 13, 2013 and March 5, 2013.

12. Please disclose whether the indication of interest letter received from Party A on May 7, 2013 was solicited.

13. We note that between November 20, 2013 and December 10, 2013 the parties exchanged revised drafts of the asset purchase agreement and negotiated the rights of the parties to terminate the agreement. Please disclose any discussion between the parties or the Syntroleum board regarding the potential to adjust the terms of the transaction or terminate the transaction in the event that REG's stock price fell below a certain price.

14. Please disclose the "various transaction options" discussed at the November 18, 2013 meeting of Syntroleum's board of directors. Please also disclose the "alternatives available to Syntroleum" that were discussed at the December 11, 2013 board meeting.

15. Please disclose what "further modifications" were discussed by Mr. Roth and Mr. Oh on December 15, 2013 and what about Syntroleum's cash projections prompted such modifications.

16. Please disclose the "concern" raised by REG regarding the outstanding warrant agreement from 2007 and why Syntroleum ultimately agreed to retain the 2007 warrant agreement.

REG's Reasons for the Asset Sale, page 70

17. Please revise your disclosure to explain how the asset purchase agreement is expected to create new revenue opportunities for REG.

18. Please disclose how the current industry, economic, regulatory and market conditions and trends supported the REG board's approval of the asset purchase agreement, and why the board considered the general industry-wide, market, economic, regulatory and other risks as a potential negative factor related to the transaction.

19. Please delete the language stating that this is a summary of the material factors considered by REG's board of directors. Please note that the disclosure should present all material factors evaluated by the board in approving the transaction.

Material United States Federal Income Tax Consequences . . . , page 119

20. We note that the disclosure in this section constitutes the opinion of your tax counsel. As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise your prospectus disclosure to set forth counsel's opinion as to such matters. As currently drafted, we note disclosure that the asset sale, liquidation and dissolution "are intended" to constitute a tax-free reorganization, and that "in the event" that these transactions constitute tax-free transactions, certain material federal income tax consequences will be applicable. Similarly, we note language stating that "generally" or "in general" certain tax consequences will apply. Further, we note that certain of the disclosure currently appears as a description of the law as opposed to the opinion of counsel as to how the law applies to the specific facts of the transaction. Please revise the disclosure throughout this section to clearly set forth the opinion of counsel as to each identified material federal tax consequence and set forth the basis for the opinion. See Staff Legal Bulletin No. 19 (October 14, 2011). Please similarly revise your disclosure throughout the prospectus where you discuss the material tax consequences of the transactions, including your related discussion on page five.

Where You Can Find More Information, page 151

21. We note that you have incorporated by reference REG's Current Report on Form 8-K filed on January 8, 2014. We are unable to locate a Current Report on Form 8-K filed on this date. Please update this section to include all reports filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act since December 31, 2013.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Bill Krause (*via E-mail*)
       Pillsbury Winthrop Shaw Pittman LLP